

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2014

Via E-mail
Mr. Bryan A. Giglia
Chief Financial Officer
Sunstone Hotel Investors, Inc.
120 Vantis, Suite 350
Aliso Viejo, CA 92656

> **Re:** **Sunstone Hotel Investors, Inc.**
> **Form 10-K**
> **Filed February 25, 2014**
> **File No. 1-32319**
>
> **Sunstone Hotel Investors, Inc.**
> **Schedule 14A**
> **Filed March 25, 2014**
> **File No. 1-32319**

Dear Mr. Giglia:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or Jennifer Gowetski, Staff Attorney, at (202) 551-3401 with any other questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant